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SUBJECT COMPANY: COREBRIDGE FINANCIAL, INC. AND EQUITABLE HOLDINGS, INC.

 Corebridge Financial, Inc. NYSE:CRBG  1  Company Conference Presentation  Tuesday, June 9, 2026 8:15 PM GMT

 2  Contents  Table of Contents  Call Participants  ..................................................................................  3  Presentation  ..................................................................................  4  Question and Answer  ..................................................................................  5

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  3  Call Participants  EXECUTIVES  Christopher Peter Filiaggi  Interim CFO & Chief Accounting Officer  Marc M. Costantini  President, CEO & Director  ANALYSTS  Jian Huang  Morgan Stanley, Research Division

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  4  Presentation  Jian Huang  Morgan Stanley, Research Division  All right. Good afternoon, everybody. We're here with the CEO of Corebridge, and the future CEO of Equitable, Marc Costantini; and as well as Chris Filiaggi, the Interim CFO of Corebridge. Marc and Chris, thank you guys both for joining us. It's a privilege to have you guys here. So a lot of exciting stuff going on.

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  5  Question and Answer  Jian Huang  Morgan Stanley, Research Division  If we can start, Marc, on the subject of the merger, right? Corebridge merging with Equitable will create a full-scale retirement platform, with a variety of complementary annuity products, broader distribution as well as the capabilities from AllianceBernstein. As we think about the merger, can you maybe help us think about the progress thus far? And where do you see the growth opportunities for annuities, group retirement, institutional and a variety of other things.  Marc M. Costantini  President, CEO & Director  Thanks, Bob. It's great to be here and great to be here with Chris, obviously, as well, and thanks for hosting us. It's very nice of you. So the -- how is it going so far? What I would say is that we announced the transaction at the end of March, so call it 2 months ago, give or take. And at the time when we announced that we made, I would say, strong commitments, both firms obviously coming together that, first of all, from a leadership perspective, we would announce the first 3 layers of the organization by end of Q2 summer months type of thing. If you may have seen that we announced the first layer, the layer of the executive team that will work alongside me in leading this company on a go-forward basis. So that's been done.  And we're going through now the -- what we call the wave two of the process, and that's in flight right now, and we would expect over the coming weeks that, that wave would be communicated as well. I would say, as we've gone down these waves, there will be more internal communications versus, let's say, my leadership team, which was made more -- communicated in a more public fashion. But  -- so that's one.  Then in concert with that, we committed to get going on the integration planning. And I emphasize planning given we operate very much as a separate companies until the transaction comes to a close. But we have an integration and transformation office that was set up. We have individuals from both companies that are leading those efforts and working alongside the people running the businesses on a daily basis. And we're working towards all of the integration plans that would take place once we close later this year at the end of the year.  And tied to that, obviously, we've done all of our proxy has been filed. Our -- all our regulatory filings have been done, both domestically and internationally tied to, you mentioned AllianceBernstein. I think a number of them touched that. Our FINRA process is in flight. So we have -- we continue to be, I would say, very opportunistic and optimistic, I should say, that we will close this transaction by the end of the year.  So in terms of synergies, I'll say just a couple of comments before maybe letting you ask a few more questions. But I would say one of the attractive aspects of this transaction is it's not just an expense synergy kind of transaction as we bring together these 2 great firms. We did guide and we did share guidance about the expense synergies, and we did say it was going to be accretive day 1 given the structure and the economics, and it was going to be double-digit accretion going into 2029 on a run rate basis.  But there's a lot of revenue synergies that are coming with this transaction. We communicated $90-plus billion of assets coming to AllianceBernstein from the Corebridge side of the balance sheet. So that's -- and there's more to come there on the revenue side, on the growth side. So it is definitely a growth story and it's tied to serving more Americans as they try to -- and help them retire with confidence and dignity basically so.  Jian Huang  Morgan Stanley, Research Division  Got it. So it's really like a layer-by-layer, brick-by-brick type of process that's ongoing, but on time. That's very helpful. So if we think about what you just said about synergy, right? If we think about product side, obviously, both companies have very comprehensive annuity suites. Can you maybe help us think about what the product mix will like going forward? You're also having an Investor Day this year. So I would be curious if you can give us a preview in terms of how you think about the low-hanging fruit opportunities on the revenue side? And what are the milestones you're looking at as well?  Marc M. Costantini  President, CEO & Director

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  6  Yes. Yes. No, it's -- I appreciate you highlighting these revenue synergies because we haven't spoken details about them, and I'll still keep my comments at a high level pending that Investor Day that's going to happen in the second quarter of next year, more than likely. So, I would say, in addition to the $90 billion of assets, and maybe we can double-click on the $90-plus billion, which will make AllianceBernstein a $1 trillion platform, which otherwise would take them a number of years to get there given the nature of their activity.  And the $90 billion would come from both the on-balance sheet activity from Corebridge, let's say, the $250-plus billion of assets we have on our general account and some of the, what I call, separate account or off-balance sheet assets we manage through some of our funding vehicles versus whether it's a traditional variable annuity or group annuity contract or obviously other types of separate account products. So it's a combination of those assets that will migrate to AllianceBernstein in time, but in time being in more of the same time line, I would say, as we would exercise against our expense synergies. So that's value add for sure.  But over and above that, one of the benefits of this transaction and for those of you that have heard me speak before, like I believe very, very strongly, were in world-class distribution. And I believe strongly in what attracted me to Corebridge in the first place is our world-class wholesale distribution, our very strong, I would say, worksite distribution on the Group Retirement side and obviously, our very strong distribution on Institutional Market side.  We have a retail wealth management distribution. It's about -- we round it to about 1,000 individuals or so. I say all this because Equitable obviously has a very prominent and large and scale wealth management operation that has, let's say, 4,500, 4,600 individuals. So we're going to combine the two.  And I say that because they sell a lot of proprietary products through that channel, right? So their RILA sales, for example, a large share of their RILA sales, which have better economics come from that channel. They sell fixed annuities and fixed index annuities, which were a leading -- Corebridge is a leading manufacturer in the industry, and we don't have access to that channel, and we will now after the merger. So -- and they do $2 billion to $3 billion of fixed annuities and fixed index annuities, which will be obviously available to the Corebridge balance sheet. So that's another synergy.  We manufacture and actively sell an index universal life product. That as well is their product that's popular on their platform there on the wealth management side. So that's one that we'll be able to cross-sell. They have a VUL product, variable universal life product, and that product was on our design table. So we'll be able to obviously port that product to our distribution system on the Corebridge side. And so those are just some of the kind of ideas.  Now there's another revenue growth, I would say, synergy and opportunity, which is with our partnership with Nippon Life. And that Corebridge, Nippon owns, let's say, I'll round up to 27% of Corebridge, and they will own over 15% of the go-forward new Equitable. And I say there's a revenue growth for that synergy, because one of the attractive, I would say, activity of Equitable  is to AllianceBernstein is their global footprint, and they're a very active player in that region, and they've got a great brand and distribution.  And there will be opportunity to partner with Nippon, potentially as -- obviously, they look at the NewCo and as well for us to manufacture spread products for the local Japanese economy, which is reflating and has the need for similar products that we, obviously, manufacture here for -- in our home country so.  Jian Huang  Morgan Stanley, Research Division  Got it. So it's quite a bit to look forward to for the Investor Day. So maybe, Chris, one for you, right? Obviously, we talked about expense synergy. And then one of the main drivers you're guiding to is the $500 million of expense synergy. Can you maybe provide some pacing in terms of the timing and when we're going to get there? How much is expected on year 1 versus, let's say, go-forward year 2, year 3 post close?  Christopher Peter Filiaggi  Interim CFO & Chief Accounting Officer  Yes, sure. Happy to shed some light on that. So maybe I want to start by reiterating that we think the $500 million expense synergy target is achievable. As we've done some of the pre-integration work, as Marc alluded to, I think that reaffirmed our commitment and ability to make sure we can achieve the $500 million.  When I think about how that's going to earn in, I would expect to earn in about 30% by the end of year 1, 75% by the end of year 2, and the rest of it should trickle in shortly thereafter.

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  7  When I look across the broader areas of potential opportunities, I think we see a lot of different areas and opportunities to harmonize and synergize the expenses. So first, if I look at the back-office functions, there's room to consolidate back-office functions. There's ability to rationalize vendor contracts and how we negotiate with vendors and face off them.  When we look at the IT landscape and we look across the systems, there are meaningful opportunities to consolidate and simplify the IT stack. And then lastly, I would point to an area like real estate where there's an ability to simplify and real estate -- to simplify the real estate footprint for both companies.  Jian Huang  Morgan Stanley, Research Division  Got it. No, that's very helpful. So maybe here's another one, the way we think about it. If you look at the broader insurance market, it's been the marriage between insurance and asset manager has really evolved over the last, call it, 10, 15 years. In this post-merger environment, you would have 3 very strong brands, AllianceBernstein, BlackRock and Blackstone. Can you maybe help us think about how you envision these partnerships evolve going forward?  Marc M. Costantini  President, CEO & Director  Yes. That's a very good question, Bob. So maybe some context. At Corebridge, we have these strategic partnerships with BlackRock and Blackstone. So they're obviously very live and vibrant. To give context, last year in 2025, we originated $55 billion of assets at Corebridge, which speaks to obviously the gross flows that we get on our retirement business. But as well as assets turn over, right? So -- and we could not have originated all of that by ourselves.  So 1/3 of it was originated by our own, obviously, internal capabilities. 1/3 was from BlackRock and 1/3 was from Blackstone, right? So -- and if you look at the combined NewCo, and if you, let's say, whether you do so practically when we close or you do so implicitly here, if you take our internal origination and you add that to AllianceBernstein, which will be obviously the affiliated manager of the firm, I would say, in total, when you look across the platform, I can easily see upwards of $80-plus billion that  needs to be originated, right? So I think a large part of that origination, obviously will come from AllianceBernstein and our current origination capabilities, as I mentioned.  But BlackRock and Blackstone will continue to be vibrant partners, right? And I think there's a lot of silver lining there because they are world-class in what they do as well. We need to originate, obviously, from different sources. And they bring obviously differentiated capabilities and complementary capabilities to what's currently in place at AllianceBernstein and what we currently originate ourselves, right? So and it has a layer as well.  When you think about the origination, like they originate, then it comes to our general account, kind of oversight, and Lisa Longino, is the Chief Investment Officer of Corebridge and will be the Chief Investment Officer of the NewCo. She has our own team, and we have our own risk appetite, whatever. So there's another layer of underwriting before it hits our balance sheet, and then we'll have like 3 world-class originators to help us serve Americans better, right? And that's what we're here to do. So we think there's a big plus and silver lining to this, as I said.  Jian Huang  Morgan Stanley, Research Division  So one of the effect of the industry's evolution of this asset manager and life insurance is really the increasingly importance of VII as part of earnings. So maybe this one to you, Chris, is that the industry seems to be posting below target VII returns for some time, right, on and off. Can you maybe talk about how Corebridge is navigating these industry-wide headwinds? And then what is your long-term thinking and outlook when it comes to VII and then the structure of this going forward?  Christopher Peter Filiaggi  Interim CFO & Chief Accounting Officer  Yes, happy to share some thoughts there. So for purposes of Q2, I think a lot of the conditions that we saw in the first quarter, we're seeing repeat themselves in Q2. We see ongoing market volatility. We see uncertainty, geopolitical environment. And we see disruptions in the software and private credit space. And all of that contributes to near-term headwinds for the company.  For purposes of Q2, my expectation is that our alternative returns are lower than what they were in 1Q. When I look at VII in total, I expect it to be roughly consistent with where we were for the first quarter. When we think about the full year results and what we

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  8  should expect for the full year, we do expect on a full year basis, we come in somewhere in the 1% to 2% range. Now that is, of course, below our long-term expectations.  But when we look at alternative assets in general, over the long term, they've generally returned over 10%. And we still continue to believe that they're an appropriate asset class and a good fit for our ALM matching. They're very well suited for long-dated liabilities like PRT and some of our other long-dated liabilities.  Jian Huang  Morgan Stanley, Research Division  Thank you, Chris. The other part of investment portfolio right is really private credit. And then when we think about private credit headlines, obviously, that has been an issue that's often discussed, right? But if we think about the portfolio you have and then can you maybe help us think about the risk that you see within private credit? And then maybe also importantly, just a broader risk management framework because it feels like every 2 years, the industry is facing something of asset concerns. But yes, maybe just help us with both things here.  Christopher Peter Filiaggi  Interim CFO & Chief Accounting Officer  Yes. I think where I would start, when we think about private credit, there are fundamentally more private companies than public companies, and there is a need for private companies to have debt financing. This is an area where insurers, including Corebridge, have had a long successful track record lending to private companies. I don't foresee that's changing.  When we talk about private credit, what we're really talking about is what we would consider our middle market lending book. That's a $3.3 billion book on a $250 billion asset portfolio. So it's a very small piece of the overall pie. When we talk -- when we think about software in that middle market lending book, that's about less than $300 million of that $3.3 billion book. So again, a very small piece. All those software assets continue to perform.  Middle market lending is also an area where we have very attractive risk-adjusted returns, and we feel very well compensated for the risk that we take. And to the extent that losses do emerge in middle market lending, we expect that to play out over time, and we expect those to be yield adjustments, not fundamentally credit events.  When I zoom out and I think about the entirety of our portfolio, we do routinely rigorously stress test the entirety of our investment portfolio. To the extent there were short-term headwinds from an RBC credit perspective, we expect that to recover in a reasonably short period of time.  Jian Huang  Morgan Stanley, Research Division  So Marc, if we think about it from a business perspective in the segments, right, Individual Retirement, you talked about the opportunities post-merger, but both fixed annuity, RILA market have becoming more competitive over time. And if you're thinking about the competitive landscape, are you seeing irrational behaviors from your competitors? How do you see the competitive landscape? I'm just curious your thoughts on that.  Marc M. Costantini  President, CEO & Director  Yes. Thank you, Bob. So okay, maybe some context. So in 2025, I would say that both Equitable and Corebridge, if you add it together, originated on the individual side, Individual Retirement side, we have an Institutional Markets business, which I'll mention in a second here, but $45-ish billion of flows, right? So that's a significant amount of flow.  If you think about it, the market itself overall is, call it, $450 billion to $500 billion or so, has significant tailwinds in terms of the demographic realities of the graying of America, the need for saving for retirement and some sort of guaranteed aspect of that and as well the decumulation or lifetime income that people need in retirement.  So I say all that because having the 3 products, and the 3 products have 3 different client applications, right? And what we often forget in these settings and the insurance industry in general, I think, needs to focus more on this -- communicating this is, hey, we are here to help Americans retire with confidence and dignity, and each American has a different need, and I would say, risk appetite and personal financial situation that requires different types of savings vehicles to get there, right.

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  9  So from the fixed annuity, which has obviously a guaranteed kind of feature to it, to the RILA, which has more equity upside and acceptance of some downside, there is one of these products that fits their needs. So first and foremost, it's like let's get enough and world-class distribution on all aspects to get in front of the consumer through the adviser where he or she would adviser her at the end consumer about the right products and accumulation for their products.  And we feel the competitive nature of how we want to approach that is by differentiating the fact that we are one-stop shopping. So if you like dealing with the new Equitable as we come together, you could buy all of the services that is needed for your client, whereas when we think about it, if you're a financial adviser, how many stories can you learn, right? And how many new business processes, how many wholesalers, how many service folks can you learn? So the more you can do all of your business to one firm that you have come to respect, and that, obviously, hold to their promises they're making, the better it will be.  So the competitive pressures are real and the competitive pressures typically seep into the industry and the simpler designs, right? And I think what we pride ourselves in is our ability to originate great assets, as we talked about before, but as well design and innovate in the solutions to the end consumer so that price doesn't become always the reason why people choose XYZ, then there's a distribution, the service, the promise, as I said, right? So -- but yes, there is always going to be competitors.  But I would say through the years, and I've been doing this for over 35 years, it's always been a competitive environment. It's a matter of what does the flavor of ice cream look like in the current format, right? And so -- and I think our response to this, and my response to this is if you look through various cycles, you'll see that Corebridge and Equitable have always been in the top echelon of our markets because we matter to the distributors as much as obviously they matter to us. And a lot of our products are bespoke into these different distribution channels.  And the other thing I would say is then we -- and what I think investors should look at is are we sound allocators of our capital to the highest return for our shareholders while serving the end consumer as best we can, right? So -- and then this is where other distribution venues like Institutional Markets comes into play where we'll do more FABN or GIC-like products or we'll go into the PRT market,  as Chris was saying, or we'll go into other markets where we feel the clearing price and the cost of the liabilities is such that our origination that we're getting, gets the right risk return trade-offs.  So I know it's a long answer to your question, but -- and all of those markets somewhat have their own competitive kind of energies or forces at play. And we feel that service distribution, managing complexity and delivering simplicity, and being easy to do business with will be a differentiator that will ultimately lead to companies like such as our own, not to have to compete on price always.  Jian Huang  Morgan Stanley, Research Division  Size and scale does matter.  Marc M. Costantini  President, CEO & Director  Yes, size and scale matters.  Jian Huang  Morgan Stanley, Research Division  Especially since they come up with a new flavor ice cream all that time.  Marc M. Costantini  President, CEO & Director  Correct.  Jian Huang  Morgan Stanley, Research Division  Chris, maybe on that, similar line of thinking, right, because -- maybe partially because of competition, spread compression has been an ongoing problem with the industry could be partially because of that. Curious of how you think about managing the issue. The company reduces short-term sensitivity to rates by, call it, 70%, 75% since 2024. But as the combined entity, what are the actions you think that's worth taking? Or what are some of the things you're really paying attention to?  Christopher Peter Filiaggi

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  10  Interim CFO & Chief Accounting Officer  Yes. So I think that's a great question. When we think about spread compression, people generally think of what's happening on the competitive landscape. And what we've generally seen is that when there's spread compression from competition, that tends to be low single-digit basis points.  For us, the issue has historically been the floating rate assets. We've reduced our floating rate assets by 75% over the last 2 years. At this point, the -- a 25 basis point change in SOFR is going to result in somewhere in a $20 million to $25 million impact to earnings as we believe that's very manageable.  When we think about base spread income for Individual Retirement and where we expect that to land, we still expect that to be within our guidance from earlier in the year. We still believe spreads will bottom out towards the bottom of 2026. When we look ahead to the combined company in NewCo, we see a lot more diversified sources of earnings across spread income, fee income, asset management and underwriting. So we see a lot of benefit and upside to the combined company in diversifying some of those sources of earnings.  Jian Huang  Morgan Stanley, Research Division  Got it. That's very helpful. Maybe shifting a little bit to the Group Retirement business, right? Like fee business now is becoming a more critical piece of the overall company for Corebridge. But as you think about the post-merger environment, curious how you're really thinking about the fee business and how that fits into the future of the merged entity, the new Equitable, so to speak, right? And also, just curious how you think about flow and then how you think about the growth opportunities there as well.  Marc M. Costantini  President, CEO & Director  Yes. Yes. So I would say maybe some color on Corebridge and us entering into this transaction. So we, in our Group Retirement business, which is the main source of our fees for us, we sold our variable annuity business last year at quite attractive clearing price, and we've returned the capital to our shareholders, as you well know. So the main driver of fee income for us is in that Wealth Management kind of activity in our Group Retirement business. And we were going through and are going through this pivot where we're taking traditional recordkeeping and investment in spread assets and moving it as we're penetrating that participant and the family household to fee kind of businesses.  And that's creating, I would say, a transition in the economics and the profile of that business. And we are into it and have another 18, 24 months before we see kind of that turning on. That's by itself as Corebridge, right? And -- when you look at one of the attractive components of us coming together with Equitable and there are many, but one of them is from the Corebridge perspective, this complements and augments the diversity, diversification of our balance sheet, because the AllianceBernstein kind of revenue and earnings profile, which we talked about earlier that we could cross-sell into our general account and off-balance sheet assets in terms of sourcing and origination.  But as well this Wealth Management business that Equitable has and is very good. Equitable Advisors is obviously a top-notch adviser. And if you combine those individuals and they can accelerate that transformation of our Group Retirement business, let alone bringing together the 2 Group Retirement platforms and accessing more participants that way. So that's how kind of where we see  the upside on the fee. And I strongly believe that having some balance and diversification in the revenue profile, the earnings profile, the capital base, the risk profile of the firm both in spread businesses, fee businesses and some of the, what I would call, biometric insurance risk is very appealing for investors.  Jian Huang  Morgan Stanley, Research Division  Got it. Yes, they do. It sounds like there's a lot of more things to come.  Marc M. Costantini  President, CEO & Director  More things to come.  Jian Huang  Morgan Stanley, Research Division

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  11  More things to come. Yes. Maybe also on the Institutional Market, pension risk transfer has been lumpy, episodic, which is fairly normal. And then we're also expecting some level of activity picking up in the second half of this year. Can you maybe talk about pension risk opportunities -- pension risk transfer opportunities in 2026 and beyond.  Marc M. Costantini  President, CEO & Director  Yes. Thank you. So our pension risk transfer business, which is part of our Institutional Markets business at Corebridge has been a vibrant growth area for us. And we're very active domestically here in the U.S., and we're active in the U.K. and some of the funded reinsurance type pension closeouts there. And I would say both -- and given the rate where interest rates and where interest rates are, both planned fundings are pretty attractive. So there's still a propensity for fiduciaries to look at closing out their obligations here to engaging a transaction such as a pension risk transfer.  And we feel that there's, again, $40 billion, $50-ish billion markets in both sources, as I said, and we are active participants there. And as you mentioned, Bob, if you see our behavior in this market, we are selective. We go after a certain type of case, a certain profile of pensioners, and it ties to what I was saying earlier about the differentiating capabilities and history and knowledge we bring so that we don't compete purely on the payouts and the simpler liabilities. And we feel it's a way to deploy our capital thoughtfully against the other places where we can get the right risk return profile.  So -- and I would expect, and we've guided both Chris and I to our audiences that we expect to have a similar year this year to what we've had in the past, which is a $4 billion to $5 billion type of overall profile to that business. And we have obviously an FABN and GIC on the side on the Institutional Market side. So we see some activity buildup in the second half of the year, and it will remain to be seen how it materializes for us, but that's kind of how we see the market right now.  Jian Huang  Morgan Stanley, Research Division  Excellent. Maybe also the other one, if we look at Life Insurance, even though this is a life insurance sector, I would say not everybody want Life Insurance business. So if you think about the long-term role of Life Insurance within the combined company, can you maybe give us some thoughts into where does that fit going forward?  Marc M. Costantini  President, CEO & Director  Yes. So our Life business has attractive economics, and it's a business that I've said before in my 6 months here in observing the business and the economics and the distribution and the outlets and the target clients. That we could easily be double the size, and I would welcome that because there's a natural hedge there between the mortality and the longevity we wrote and we write. And -- but more so than that, there's a need, right? There's a need for providing thoughtful life insurance at different stages of someone's life.  And I think our distributors want to sell more of the Corebridge Life Insurance products. And with Equitable, obviously, we'll have the variable universal life, as I said. But more than anything else, to me, it's an investment in infrastructure and connectivity, and the ease of doing business, which is without changing the product structure, the economics, we can drive volume by being easier to do business with them, and by being faster to do business with them and by improving our service value proposition, which is where we're putting some of our investment dollars now. So we are "bullish" on the Life business at Corebridge, particularly in the segments we're in.  Jian Huang  Morgan Stanley, Research Division  That's helpful. Obviously, this is not going to be a financial conference without talking about AI. If we think about -- you noted that the deployment of the AI-powered digital agents will help servicing representatives and navigating complex group retirement plans, information, things of that nature. Can you maybe talk about the -- your longer-term vision of how this AI phase will look like for the merged company, how you wish that the combined entity will kind of evolve in terms of capabilities along with the technology itself?  Marc M. Costantini  President, CEO & Director  Yes. So again, I'll speak for Corebridge more directly, but I think some of my comments apply across the merged company. We are behind in AI and digital and investment. And the company has gone through the separation from AIG. Obviously, that's complete. That's behind us. But obviously, the focus and attention of my colleagues across the company, whereby successfully separating from

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  12  AIG, which has been done, right? But it took a 2-, 3-year and it took the attention spend and you had to stand up a lot of functions and infrastructure to be obviously a self-standing public company, which successfully done, obviously, delivered on the guidance that was set out to all of the investors and quite proud of, obviously, what the company represents now and the number of customers and how we serve them.  But tied to that, there's been less investment and focus on modernizing infrastructure on digitizing on AI deployment, right? So --and we've said that this year alone, we're going to spend another $50 million to $70 million on improving digitization technology and thoughtful investment in AI.  So here's a few silver linings. I said all that, last year, the firm did upwards of $35 billion to $40 billion of top line, right? And obviously, we delivered. So imagine what we could do if we're thoughtful here. So -- and the other silver lining, which is, I think, going to be obvious to the audience is that, it doesn't take a lot to catch up given the pace at which progress and advances are taking place and sometimes being a fast follower and deploying certain things puts you in a better light and a better focus and more efficiency.  The last thing I'll say is that there's a fixed cost to all of this deployment and investment. And if you look at the combined co, obviously, operating leverage will be immense, right? And we're going to spread that cost over a much larger expense platform. And the other benefit, I would say, that sometimes gets lost, in some of our comments is that 100% of this operating leverage is in one country and one market. And I say that because some companies have various activities across the world, and that's great, by the way. I'm not here criticizing that. However, as they deploy some of this, there's tailoring for each market.  But in our case, obviously, as we build and develop stuff, it's through one distribution channel, one market and whatever. I think we got a lot of benefits of scale there to be had to that fixed cost. And we're going to deploy it thoughtfully to grow distribution, grow the ease of doing business to obviously have advisers see us as the one-stop shop to help identify more customers where the products and services we manufacture are good for them and to make the experience as we onboard pleasurable. And as we deliver our promises at the back end as well. And all of the infrastructure in the middle we will rely on third-party providers that will drive the efficiency and need to implement AI for them to deliver top-notch service, which is what people like ourselves and others will expect of them.  Jian Huang  Morgan Stanley, Research Division  One thing you brought up is really one-stop shop distribution, right? Equitable and Corebridge, I would make the argument is brand of equals, right? Both are very recognizable. But from that perspective, the decision was to pick the Equitable brand, right?  Marc M. Costantini  President, CEO & Director  Yes.  Jian Huang  Morgan Stanley, Research Division  So as you think about the managing and potential distribution relationship or changes in distribution going forward, can you maybe help us think about that balance? Or like how are you planning to do that? And then what is really the Corebridge's presence in the middle market and how that helps as well from a distribution perspective?  Marc M. Costantini  President, CEO & Director  Yes, yes. Thank you. So I mentioned the integration and transformation office. This is one of the items that is very high on their list to how -- as we come together towards year-end, and we go to market as a merged company in the future, what products, to what distribution and under what brand and how quickly and simplest things like websites, e-mail addresses, how a distributor through which platform do you clear where does the liability end up? Those are all being worked on now.  And thoughtfully, and I would say putting ourselves in the shoes of the end consumer plus the distributor first and how would those individuals and those firms like to interface with us, balance with, obviously, the expense synergies that Chris was mentioning that are real and attainable that we feel strongly will create the operating leverage, I just discussed in my prior remarks.  So I say all that because in some respects, we want to move very fast. In some respects, we got to be thoughtful in how we do this. But I would say that the selection of Equitable as the go-forward brand was not an easy decision for us at Corebridge for obvious reasons.

 COREBRIDGE FINANCIAL, INC. COMPANY CONFERENCE PRESENTATION JUN 09, 2026  13  There was a lot of emotional attachment to this 5-year-old brand. And I think it's been something to the employees, and it was very meaningful to our distributors and our customers. But it is a 5-year-old brand, and we're merging with a 167-year-old brand household name as well. And with AllianceBernstein, obviously, a world-class asset manager.  So it's only logical to pick that brand, but it's logical with your head, it's emotional with your heart. And -- but that's the brand ultimately that we have now. The one thing I will say is that there'll be a new release of the brand that will try to bring together, I would say, connotations of each firm into the new Equitable so that everybody can embrace the go-forward company and feel part of the family go-forward, which is employees, communities, obviously, distributors and then consumers.  Jian Huang  Morgan Stanley, Research Division  More to look forward, Marc?  Marc M. Costantini  President, CEO & Director  More to look forward to. Yes.  Jian Huang  Morgan Stanley, Research Division  Well, we're out of time. So I really appreciate you spending the time with us. Thank you very much.  Marc M. Costantini President, CEO & Director Thanks a lot, Bob.

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